UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45772H202
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      .Rule 13d-1(b)

  X .Rule 13d-1(c)

      .Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45772H202

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ian J. Cassel
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) .
(b) .
3.	SEC Use Only
4.	Citizenship or Place of Organization

United States
	5.	Sole Voting Power

558,303
Number of	6.	Shared Voting Power
Shares
Beneficially		-0-
Owned by Each	7.	Sole Dispositive Power
Reporting
Person With		558,303
	8.	Shared Dispositive Power

-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

558,303
10.	Check if the Aggregate Amount in Row 9. Excludes Certain Shares . (See Instructions)
11.	Percent of Class Represented by Amount in Row 9.

2.7%
12.	Type of Reporting Person (See Instructions)

IN

ITEM 1.

ISSUER

(a)

Name of Issuer:

Innovative Food Holdings, Inc.

(b)

Address of Issuer's Principal Executive Offices:

26411 Race Track Rd., Bonita Springs, FL  34135

ITEM 2.

FILING PERSON

(a)

Name of Person Filing:

Ian J. Cassel

(b)

Address of Principal Business Office or, if none, Residence:

221 Fieldcrest Lane, Ephrata, PA  17522

(c)

Citizenship:

United States

(d)

Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)

CUSIP Number:

45772H202

ITEM 3.

NOT APPLICABLE

ITEM 4.

OWNERSHIP

(a)

Amount beneficially owned:

558,303

(b)

Percent of class:

2.7%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote     558,303

(ii)

Shared power to vote or to direct the vote     -0-

(iii)

Sole power to dispose or to direct the disposition of     558,303

(iv)

Shared power to dispose or to direct the disposition of     -0-

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   X .

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.

CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2014

Signature: /s/ Ian J. Cassel

4